UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HICKS ACQUISITION COMPANY II, INC.

(Name of issuer)

Common Stock, par value $.0001 per share

(Title of class of securities)

429090103

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 429090103

(1)	Names of reporting persons HH-HACII GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,110,715
(7) Sole dispositive power 0
(8) Shared dispositive power 2,110,715
(9)	Aggregate amount beneficially owned by each reporting person 2,110,715
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.3%
(12)	Type of reporting person (see instructions) OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 429090103

(1)	Names of reporting persons HH-HACII, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 2,110,715
(6) Shared voting power 0
(7) Sole dispositive power 2,110,715
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,110,715
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.3%
(12)	Type of reporting person (see instructions) PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

CUSIP No. 429090103

(1)	Names of reporting persons Thomas O. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 2,110,715
(7) Sole dispositive power 0
(8) Shared dispositive power 2,110,715
(9)	Aggregate amount beneficially owned by each reporting person 2,110,715
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 12.3%
(12)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Hicks Acquisition Company II, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

100 Crescent Court, Suite 1200

Dallas, Texas 75201

Item 2(a)	Name of Person Filing.

This statement is filed by HH-HACII, L.P. (“HH LP”), HH-HACII GP, LLC, the general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal” and, together with HH LP and HH LLC, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

100 Crescent Court, Suite 1200

Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(i)	HH LP is a Delaware limited partnership.

(ii)	HH LLC is a Texas limited liability company.

(iii)	The Principal is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common stock, par value $0.0001 per share (“Common Stock”).

Item 2(e)	CUSIP Number.

429090103

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership.

(a) The Reporting Persons beneficially own 2,110,715 shares of Common Stock held by HH LP, including 422,142 shares of Common Stock that are subject to forfeiture in the event that the last sales price of Common Stock does not equal or exceed $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 24 months following the closing of the Issuer’s initial business combination as described in the Issuer’s registration statement on Form S-1, as amended (File Number 333-167809) filed with the Securities and Exchange Commission on October 8, 2010).

(b) The Reporting Persons are the beneficial owners of 12.3% of the outstanding shares of Common Stock. This percentage is determined by dividing the 2,110,715 shares of Common Stock held by HH LP by 17,142,857, the number of shares of Common Stock issued and outstanding as of November 3, 2011, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 3, 2011.

(c) HH LP has the sole power to vote and dispose of 2,110,715 shares of Common Stock held by HH LP. HH LLC has the shared power to vote and dispose of 2,110,715 shares of Common Stock held by HH LP.

The filing of this statement on Schedule 13G shall not be construed as an admission that the Reporting Persons are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by HH LP, except to the extent of their respective pecuniary interests therein. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

Not Applicable.

Exhibits	Exhibit 1

Power of Attorney for Thomas O. Hicks

Exhibit 2

Joint Filing Agreement by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2012

HH-HACII, L.P. By: HH-HACII GP, LLC, its general partner

	By:	/s/ Thomas O. Hicks
Thomas O. Hicks, sole member
HH-HACII GP, LLC
By:	/s/ Thomas O. Hicks
Thomas O. Hicks, sole member
/s/ Thomas O. Hicks
Thomas O. Hicks

EXHIBIT 1

POWER OF ATTORNEY

STATE OF TEXAS                      §

                                                       §              KNOW ALL MEN BY THESE PRESENTS:

COUNTY OF DALLAS              §

I, Thomas O. Hicks, do hereby appoint Lori K. McCutcheon, of Dallas, County, Texas, my true and lawful attorney-in-fact (the “Attorney-in-Fact”), to have full power to act in my name, place and stead and on my behalf to do and execute all or any of the following acts, deeds and things:

1.

To execute and file for and on behalf of me, in my capacity as one or more of an officer, director or significant stockholder of Hicks Acquisition Company II, Inc. or any of its subsidiaries (collectively, the “Company”), reports or other filings under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder, including without limitation, Schedules 13G and 13D, including any amendments, corrections, supplements or other changes thereto;

2.

To do and perform any and all acts for and on behalf of me which the Attorney-in-Fact (in its sole discretion) determines may be necessary or desirable to complete and execute any such reports or other filings and timely file the same with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

3.

To take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of the Attorney-in-Fact, may be of benefit to, in the interest of, or legally required by me, it being understood that the documents executed by the Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the Attorney-in-Fact may approve in its discretion.

I hereby grant to the Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done (in the Attorney-in-Fact’s sole discretion) in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as I might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. I acknowledge that the Attorney-in-Fact, in serving in such capacity at my request, is not assuming, nor is the Company assuming, any of my responsibilities to comply with Section 13(d) of the Exchange Act.

This Power of Attorney shall remain in full force and effect until I am no longer subject to Section 13(d) of the Exchange Act with respect to the my holdings of and transactions in securities issued by the Company, unless earlier revoked by me in a signed writing delivered to the Attorney-in-Fact.

Liability. The Attorney-in-Fact shall have no liability or obligation with respect to the powers granted herein except for and to the extent of the Attorney-in-Fact’s willful misconduct. In no event shall the Attorney-in-Fact be liable for incidental, indirect, special, consequential or punitive damages.

Severability. The provisions of this Power of Attorney shall be deemed severable, and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of any other provision hereof; provided that if any provision of this Power of Attorney, as applied to me or to the Attorney-in-Fact or any circumstance, is adjudged by any governmental body, arbitrator or mediator not to be enforceable in accordance with its terms, then such governmental body, arbitrator or mediator shall have the power to modify the provision in a manner consistent with the objectives of this Power of Attorney such that it is enforceable, and/or to delete specific words or phrases, and in it its reduced form, such provision shall be enforceable and shall be enforced, but in any case, only to the extent required to make such provision enforceable.

Governing Law. THIS AGREEMENT SHALL BE DEEMED TO BE A CONTRACT UNDER, AND SHALL BE CONSTRUED, INTERPRETED AND GOVERNED BY AND ACCORDING TO, THE LAWS OF THE STATE OF DELAWARE EXCLUDING ANY CONFLICT OF LAWS PRINCIPLE WHICH, IF APPLIED, MIGHT PERMIT OR REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

IN WITNESS WHEREOF, I have executed this Power of Attorney as of February 3, 2012.

Signature:	/s/ Thomas O. Hicks
Thomas O. Hicks

EXHIBIT 2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Hicks Acquisition Company II, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 3, 2012.

HH-HACII, L.P. By: HH-HACII GP, LLC, its general partner

	By:	/s/ Thomas O. Hicks
Thomas O. Hicks, sole member
HH-HACII GP, LLC
By:	/s/ Thomas O. Hicks
Thomas O. Hicks, sole member
/s/ Thomas O. Hicks
Thomas O. Hicks